UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 26, 2005

GRAVITY Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

Shin-Gu Building, 620-2 Shinsa-Dong, Gangnam-Gu, Seoul, 135-894, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Gravity to Expand Game Publishing Business

SEOUL, South Korea, August 26, 2005 – GRAVITY Co., Ltd. (Nasdaq: GRVY), an
online game developer and distributor, announced that it plans to expand its publishing business. For this purpose, the Company has budgeted a total of approximately Won 30 billion ~ Won 50 billion (approximately US$30 million ~
US$50 million) to be spent during the next three years. The Company plans to introduce and support newly licensed game titles across its global game publishing network, which currently includes over 20 countries worldwide.

David Yoon, CEO of Gravity, said “This is a major investment for Gravity and one that we believe represents a significant step towards our goal of becoming a major publisher. We have a global game publishing network that reaches over
20 countries worldwide and a strong visible brand name that appeals to gamers and game developers. We are confident that we will be able to leverage our expertise and experience to introduce promising game developers into the global online game markets and to assist them in successfully marketing and publishing their game titles. From a business strategy standpoint, we believe that our efforts in this area will positively contribute to our long-term growth.”

Gravity’s Ragnarok Online in France and Belgium

Seoul, South Korea – August 26, 2005 – GRAVITY Co., Ltd. (NASDAQ: GRVY), an
online game developer and distributor, today announced that its principal game title, Ragnarok Online, is now available in France and Belgium, through its recent licensing agreement with its French partner, Mados Inc.

Gravity, together with Mados Inc, will begin to localize Ragnarok Online and provide technical support with a view to launching Ragnarok Online service in
France and Belgium by the end of 2005. David Yoon, the CEO of Gravity
commented, "With our entrance into France and Belgium, we continue our global expansion of our flagship title Ragnarok Online.  We believe that the online game market in France possesses an attractive market potential for us, especially in light of our existing market presence in other European countries such as Germany, Austria, Switzerland, Italy, and Turkey.  For the first time, we plan to provide technical support and localized marketing strategies in
French and hope to achieve a good first impression and acceptance of Ragnarok
Online in these markets.”

About GRAVITY Co. Ltd.

Based in Korea, Gravity is a developer and distributor of online games. The
Company's principal product, Ragnarok Online, is currently commercially offered in 20 markets.  It is a popular online game especially in Japan, Taiwan, and
South-East Asian countries.  For more information visit www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of
1995.  Forward-looking statements generally can be identified by the use of forward- looking terminology, such
as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believ
e,” “project” or “continue” or the negative thereof or other similar words.  All forward-looking statements involve risks and uncertainties, including, but not limited to, the ability to diversify revenue, ability to collect license fees and royalty payments from overseas licensees and in a timely manner; ability to acquire, develop, license, launch, market or operate commercially successful online games; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; the ability to recruit and retain quality employees as Gravity grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, forward-looking statements. The forward-looking statements speak only as of the date of this release and Gravity assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

CONTACTS For GRAVITY:

In Korea:
John C. Chung
GRAVITY Co. Ltd.
Tel: 82-2-3485-1002
chchung@gravity.co.kr

In the U.S.:
David Pasquale, EVP
The Ruth Group
Tel: +646-536-7006
dpasquale@theruthgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 08/26/2005	By:	/s/John C. Chung
	Name:	John C. Chung
	Title:	Investor Relations Officer